CREAM MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2009 and 2008

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(Unaudited – prepared by management)

	June 30,	March 31,
	2009	2009
Assets

Current assets
Cash and cash equivalents	$ 51,678	$ 184,767
Accounts receivable and prepaid expenses	11,679	31,153
	63,357	215,920

Foreign value-added taxes recoverable (Note 5)	179,048	176,794
Mineral property interests (Note 4)	608,539	587,724
Equipment (Note 6)	9,463	11,558
Investments (Note 7)	3,453	2,852
Reclamation and other deposits	18,000	18,000

	$ 881,860	$ 1,012,848

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 467,590	$ 465,630
Accounts payable, related parties (Note 9)	1,624,795	1,447,528
	2,092,385	1,913,158
Shareholders’ equity (deficiency)
Share capital (Note 8)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 64,646,988 (March 31, 2009 – (64,646,988) common shares	24,609,473	24,609,473
Warrants	571,800	571,800
Contributed surplus	1,875,869	1,875,238
Accumulated other comprehensive loss	(28,253)	(28,854)
Deficit	(28,239,414)	(27,927,967)
	(1,210,525)	(900,310)
	$ 881,860	$ 1,012,848

Going concern and nature of operations (Note 1)

Subsequent events (Notes 4 (a), 8, 9 (c) and 13)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statement of Operations

(Unaudited – prepared by management)

	Three months ended June 30,
	2009	2008
		(as restated)
Expenses
Amortization	$ 216	$ 102
Exploration costs (Note 14)	86,315	441,467
Finance costs (Note 9)	52,610	10,328
Foreign exchange loss	179	251
Legal, accounting and audit	40,768	9,635
Management and consulting fees	7,500	42,500
Office and administration	40,259	47,888
Salaries and benefits	55,175	38,729
Shareholder communications	27,794	92,871
Stock-based compensation	631	21,288
Travel and conferences	--	2,332
Interest and other income	--	(66)
	311,447	707,325

Loss for the period	(311,447)	(707,325)

Deficit, beginning of period	(27,927,967)	(25,531,391)

Deficit, end of period	$ (28,239,414)	$ (26,238,716)

Loss per share, basic and diluted	$ (0.00)	$ (0.01)

Weighted average number of common shares outstanding	64,646,988	47,921,073

Consolidated Statements of Comprehensive Loss

(Unaudited – prepared by management)

	Three months ended June 30, 2009	Three months ended June 30, 2008
(as restated)
Loss for the period before comprehensive income	$ (311,447)	$ (707,325)
Unrealized gains (losses) on investments	601	(10,127)
Comprehensive loss for the period	$ (310,846)	$ (717,452)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Three months ended June 30, 2009 and 2008

(Unaudited – prepared by management)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2008 (restated) (Note 3)	47,921,073	$ 23,776,948	$ 402,443	$ 1,431,756	$ (6,937)	$ (25,531,391)	$ 72,819
Private placements, less share issue costs	16,113,835	825,937	379,956	--	--	--	1,205,893
Finders’ shares	172,080	40,290	--	--	--	--	40,290
Agents’ fees	340,000	17,000	--	--	--		17,000
Warrants expired, unexercised	--	--	(210,599)	210,599	--	--	--
Mineral property interests
Wine claims	100,000	15,000	--	--	--	--	15,000
Future income tax on flow-through shares	--	(65,702)	--	--	--	--	(65,702)
Stock-based compensation	--	--	--	232,883	--	--	232,883
Unrealized loss on investments for the year	--	--	--	--	(21,917)	--	(21,917)
Loss for the year	--	--	--	--	--	(2,396,576)	(2,396,576)
Balance, March 31, 2009	64,646,988	24,609,473	571,800	1,875,238	(28,854)	(27,927,967)	(900,310)
Stock-based compensation	--	--	--	631	--	--	631
Unrealized gain on investments for the period	--	--	--	--	601	--	601
Loss for the period	--	--	--	--	--	(311,447)	(311,447)
Balance, June 30, 2009	64,646,988	$ 24,609,473	$ 571,800	$ 1,875,869	$ (28,253)	$ (28,239,414)	$ (1,210,525)

See accompanying notes to consolidated financial statements..

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

	Three months ended June 30,
	2009	2008
Cash provided by (used for):		(as restated)

Operating activities
Loss for the period	$ (311,447)	$ (707,325)
Items not involving cash
Amortization	2,095	56,510
Finance costs	52,610	10,328
Stock-based compensation	631	30,397
Foreign exchange loss (gain)	843	(4,042)
Changes in non-cash working capital
Accounts receivable	19,474	49,409
Accounts payable and accrued liabilities	146,134	240,203
Cash used in operating activities	(89,660)	(324,520)

Investing activities
Mineral property interests
Acquisition costs	(20,815)	(88,983)
Equipment	--	(10,703)
Foreign value-added taxes recoverable	(3,097)	(17,084)
Cash used in investing activities	(23,912)	(116,770)

Financing activities
Share subscriptions received	--	38,824
Due to/from related parties	(19,517)	416,253
Cash provided by financing activities	(19,517)	455,077

Increase in cash and cash equivalents during the period	(133,089)	13,787

Cash and cash equivalents, beginning of period	184,767	13,294

Cash and cash equivalents, end of period	$ 51,678	$ 27,081

Supplemental information
Interest paid during the period	$ --	$ --

See accompanying notes to consolidated financial statements..

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada, and maintenance of the Company’s offshore license in Sierra Leone.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $311,447 for the three months ended June 30, 2009, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at June 30, 2009, of $2,029,028, with an accumulated deficit of $28,239,414.

The Company has capitalized $608,539 (March 31, 2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  During the three months ended June 30, 2009, $20,000 has been paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  (See Note 13 – Subsequent Event)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company has three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices.  The mineral property interests in Sierra Leone were written off prior to transfer of title to a carrying value of $1.  These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  All significant intercompany transactions are eliminated on consolidation.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2009.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended March 31, 2009, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants (“CICA”) standards effective April 1, 2009.

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Handbook Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062.  The Company has no goodwill or intangible assets as of June 30, 2009.

(b)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company assessed the impact of EIC 173 on its consolidated financial statements and has determined there is no impact.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Change in accounting policy

(a)

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported June 30, 2008, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral property interests at June 30, 2008	$ 5,000,589	$ (4,055,576)	$ 945,013
Changes in the period
Exploration expenses for the three months ended June 30, 2008	--	(441,467)	(441,467)
Write-down of mineral property interests	(295,338)	295,338	--
Loss for the three months ended June 30, 2008	(561,196)	(146,129)	(707,325)
Loss per share for the three months ended June 30, 2008	$(0.01)	$(0.00)	$(0.01)
Deficit at June 30, 2008	$ (22,183,140)	$ (4,055,576)	$ (26,238,716)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

4.

Mineral property interests

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 14.  Property payments made on the Company’s mineral property interests during the three months ended Jun 30, 2009, are included in the property descriptions below.

Three months ended June 30, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone (a)	$ 1	$ --	$ --	$ 1
Kaslo Silver Property, British Columbia (b)	11,160	260	--	11,420
Goldsmith and other properties, British Columbia (c)	349,342	20,555	--	369,897
Manitoba Properties, Manitoba (d)	227,221	--	--	227,221
Nuevo Milenio, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 587,724	$ 20,815	$ --	$ 608,539

Year ended March 31, 2009
Casierra Property, Sierra Leone (a)	$ 113,325	$ --	$ 113,324	$ 1
Kaslo Silver Property, British Columbia (b)	10,337	823	--	11,160
Goldsmith and other properties, British Columbia (c)	568,797	51,283	270,738	349,342
Manitoba Properties, Manitoba (d)	163,571	97,900	34,250	227,221
Nuevo Milenio, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 856,030	$ 150,006	$ 418,312	$ 587,724

(a)

Casierra Diamond Licences, Sierra Leone

The Company had a 70% interest in production from an exclusive prospecting licence area for diamonds and other minerals and metals offshore in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007, for two licenses, one offshore and one onshore.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  Exploration activities were written off on all claims, and the Company did not renew the onshore license.  Subsequent to June 30, 2009, the Company received approval for its application on the first renewal of the 91.39-square kilometer offshore license Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Clims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

4.

Mineral property interests (continued)

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the NSR royalty for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(c)

British Columbia properties

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”) (See Note 11 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Trout claim group has been written down to a nominal carrying value of $1, as no exploration programs are planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($105,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico (See Note 13 - Subsequent Event).

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

5.

Foreign value added taxes recoverable

The foreign value added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico. These amounts are presented as a long-term asset until such time as the claims are filed with the Mexican authorities.

6.

Equipment

	June 30, 2009			March 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 40,367	$ 34,636	$ 5,731	$ 40,367	$ 33,203	$ 7,164
Office equipment	1,059	521	538	1,059	468	591
Computer equipment	13,343	10,149	3,194	13,343	9,540	3,803
	$ 54,769	$ 45,306	$ 9,463	$ 54,769	$ 43,211	$ 11,558

7.

Investments

June 30, 2009	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (28,000)	$ 2,000
Abitibi Mining Corp.	7,000	210	35	245
Stingray Resources Ltd.	2,016	698	189	887
Emgold Mining Corporation	2,000	480	(370)	110
Sultan Minerals Inc.	2,630	316	(107)	209
		31,704	(28,253)	3,451
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--	1
		$ 31,706	$ (28,253)	$ 3,453

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

7.

Investments (continued)

March 31, 2009	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (28,000)	$ 2,000
Abitibi Mining Corp.	7,000	210	(35)	175
Stingray Resources Ltd.	2,016	698	(204)	494
Emgold Mining Corporation	2,000	480	(390)	90
Sultan Minerals Inc.	2,630	316	(225)	91
		31,704	(28,854)	2,850
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--	1
		$ 31,706	$ (28,854)	$ 2,852

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd. are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

8.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

64,646,988 common shares without par value

During the three months ended June 30, 2009, the Company did not complete any private placements or enter into any form of equity financing.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,464,699 common shares under the plan.  At June 30, 2009, 5,427,600 (March 31, 2009, 5,427,600) stock options have been granted and are outstanding, exercisable for up to five years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Share capital (continued)

The Company’s stock option plan provides for immediate vesting or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, except for those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

The following table summarizes information on stock options outstanding at June 30, 2009:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.30	416,100	0.27 years
$0.165	715,000	1.09 years
$0.50	100,000	1.95 years
$0.53	310,000	2.80 years
$0.50	1,546,500	3.05 years
$0.50	150,000	3.43 years
$0.12	2,190,000	4.62 years
	5,427,600	3.09 years

A summary of the changes in stock options for the three months ended June 30, 2009, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2009	5,427,600	$0.29
Balance, June 30, 2009	5,427,600	$0.29
Vested and exercisable at June 30, 2009	5,382,600	$0.29

Share purchase warrants

As at June 30, 2009, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,091,880	$0.28	July 8, 2009
1,749,635	$0.25	July 8, 2009
9,818,400	$0.10/$0.20	January 28, 2010/2011
1,966,000	$0.10	January 28, 2010
16,144,805

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Share capital (continued)

A summary of the changes in warrants for the three months ended June 30, 2009, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2009	16,144,805	$0.17
Balance, June 30, 2009	16,144,805	$0.17

Subsequent to June 30, 2009, 30,000 warrants exercisable at $0.10, with an expiry date of January 28, 2010, were exercised and 30,000 common shares issued.

9.

Related party transactions and balances

	Three months ended June 30,
Services rendered:	2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 95,858	$ 99,085
Lang Mining Corporation (b)	--	30,000
Consulting (d, f)	7,500	7,500
Finance costs (c)	3,123	10,328
Director (e)	US$30,000	US$25,500

	June 30, 2009	March 31, 2009
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 111,445	$ 163,794
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	43,837	47,253
Directors (g)	221,930	195,381
Mr. Frank A. Lang, interest bearing (c)	400,000	200,000
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	26,113	22,990
Mr. Frank A. Lang, expenses payable	6,970	3,610
	$ 1,624,795	$ 1,447,528

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the former president of the Company.  Lang Mining provided management services to the Company at a rate of $10,000 per month from November 1, 2006, to December 31, 2008, when the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

9.

Related party transactions and balances (continued)

(c)

Frank A. Lang holds approximately 34% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two pvrospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of thee shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang was repaid $500,000 of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang had advanced an additional $720,000 to March 31, 2009, which was advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the three months ended June 30, 2009, Mr. Lang advanced an additional $200,000, with interest as noted below.  Subsequent to June 30, 2009, Mr. Lang has advanced an additional $68,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Financial instruments and risk management

The methods and assumptions used to estimate the fair value of financial instruments are described below:

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk and liquidity risk.  The significant risk is liquidity risk, as outlined in Note 1 – Going concern and nature of operations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

10.

Financial instruments and risk management (continued)

(a)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements.  Accounts payable, and accrued liabilities and interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.  (See Note 9 (c)).

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  As described in Note 1, as at June 30, 2009, the Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

11.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder in the three months ended June 30, 2009, and additional advances since June 30, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  The Company has reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico.  (See Note 13 - Subsequent Event).

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

12.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

13.

Subsequent event

Subsequent to June 30, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010

-

US$3,500,000 by July 24, 2011

-

US$7,000,000 by July 24, 2012 and,

-

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn a further 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

14.

Exploration costs

Three months ended June 30, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2009
Exploration and development expenses
Incurred during the period
Geological and geophysical	2,877	689	574	26	47,369	51,535
Site activities	4,604	226	227	9	25,959	31,025
Travel and accommodation	460	--	--	--	3,295	3,755
Total Expenses, June 30, 2009	$ 7,941	$ 915	$ 801	$ 35	$ 76,623	$ 86,315

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

14.

Exploration costs

Three months ended June 30, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2008

Exploration and development expenses
March 31, 2008, as previously reported	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Adjustments	(1,408,191)	(151,762)	(246,931)	(240,597)	(1,861,966)	(3,909,447)
Restated, March 31, 2008	--	--	--	--	--	--
Incurred during the year
Assays and analysis	--	--	--	--	570	570
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	239	632	67,615	26,764	103,873
Site activities	106,889	27	244	36	35,963	143,159
Stock-based compensation	3,926	--	--	--	5,183	9,109
Travel and accommodation	31,584	--	--	--	8,856	40,440
Total Expenses, June 30, 2008	$ 295,338	$ 266	$ 876	$ 67,651	$ 77,336	$ 441,467

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2009 and 2008

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

14.

Exploration costs

Year ended March 31, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009

Exploration and development expenses
March 31, 2008, as previously reported	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Adjustments	(1,408,191)	(151,762)	(246,931)	(240,597)	(1,861,966)	(3,909,447)
Restated, March 31, 2008	--	--	--	--	--	--
Incurred during the year
Assays and analysis	--	--	8,824	--	2,842	11,666
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Drilling	--	--	--	--	--	--
Geological and geophysical	8,623	313	16,308	75,739	174,583	275,566
Site activities	191,578	46	1,003	1,742	147,280	341,649
Stock-based compensation	(3,888)	--	--	--	23,785	19,897
Travel and accommodation	30,955	--	5,456	-	17,239	53,650
Trenching	--	--	13,058	--	--	13,058
Write-off of equipment, net of recoveries	93,187	--	--	--	--	93,187
Total Expenses, March 31, 2009	$ 464,771	$ 359	$ 44,649	$ 77,481	$ 365,729	$ 952,989